EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

December 3, 2018

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Issuance of Debentures

Further to the report of Bezeq dated January 15, 2018 that subject to the fulfillment of certain preconditions, Israeli institutional investors had undertaken to purchase from Bezeq in a future private placement, Debentures (Series 9) (the “Offering”), Bezeq not reports that on December 3, 2018, following the fulfillment of the Offering’s preconditions, Bezeq issued to the institutional investors an aggregate amount of NIS 550 million par value of Bezeq’s Debentures (Series 9). The total consideration for in the Offering was an aggregate amount of NIS 578,325,000 and it was executed at a rate of NIS 1.0515 per each debenture, reflecting an annual yield of 2.7%. The Debentures were issued without discount.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq . The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.